Exhibit 4.2
CERTIFICATE OF ADJUSTMENT
     Pursuant to the requirements of Section 12 of the Rights Agreement, dated as of June 15, 1998, between Hyperion Solutions Corporation, a Delaware corporation (the “Company”), and EquiServe Trust Company, N.A. (f.k.a. BankBoston, N.A.), as Rights Agent, (the “Rights Agreement”), this Certificate is being delivered to EquiServe Trust Company, N.A., as Rights Agent under the Rights Agreement, and as transfer agent for the Common Stock (as defined below).
     Statement of Facts
     On November 21, 2005, the Company announced that its Board of Directors declared a three-for-two stock split (the “Stock Split”) to be effected by a stock dividend issuance of one share for every two shares already issued and outstanding to be distributed on December 19, 2005 (the “Split Date”) to stockholders of record of the Company’s common stock, $0.001 par value per share (“Common Stock”), as of the close of business on December 1, 2005.
     Adjustment Pursuant to the Rights Plan
     In accordance with the Rights Agreement, each share of Common Stock is currently accompanied by one preferred stock purchase right (a “Right”). Each Right, after it becomes exercisable and until such time as it expires or is redeemed, entitles the holder to purchase from the Company 1/1000 of a share of the Company’s Series A Junior Participating Preferred Stock (“Preferred Stock”) at an exercise price of $250 per Right, before giving effect to the Stock Split.
     As a result of the Stock Split, the following adjustments will be effected as of the Split Date:
     (i) Pursuant to Section 11(n) of the Rights Agreement,
          (a) each Right, after it becomes exercisable and until such time as it expires or is redeemed, will, subject to the terms and conditions of the Rights Agreement, entitle the holder to purchase from the Company 2/3000 of a share of Preferred Stock at an exercise price of $250.00 for each 1/1000th of an interest in the Preferred Stock; and
          (b) the number of outstanding Rights will be increased by 50%, such that each share of Common Stock outstanding immediately after the Stock Split shall have issued with respect to it one Right.

     (ii) Pursuant to Section 23(a) of the Rights Agreement, the outstanding Rights will be redeemable at a redemption price of $0.0067 per Right.
     (iv) Pursuant to the Certificate of Designations setting forth the rights, preferences and limitations of the Preferred Stock, as a result of the Stock Split, each share of Preferred Stock will be entitled to quarterly dividends, when, as and if declared by the Company’s board of directors, in an amount equal to 1500 times the dividends and distributions (other than dividends payable in Common Shares). Each share of Preferred Stock will have 1500 votes, voting together with the Common Stock. If the Company enters into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged into other stock or securities, cash and/or other property, then each share of Preferred Stock will be similarly exchanged into an amount per share equal to 1500 times the aggregate amount of consideration for which each share of Common Stock is exchanged. In the event of liquidation, the holders of shares of Preferred Stock will be entitled to receive an aggregate amount per share equal to 1500 times the aggregate amount to be distributed per share to holders of shares of Common Stock plus an amount equal to any accrued and unpaid dividends.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 19th, day of December, 2005.

HYPERION SOLUTIONS CORPORATION
By:	/s/ Lonnie Goldman
	Name:	Lonnie Goldman
	Title:	Assistant General Counsel